

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Frank Lopez-Balboa
Executive Vice President, Chief Financial Officer
Cumulus Media Inc.
780 Johnson Ferry Road NE Suite 500
Atlanta, GA 30342

> **Re: Cumulus Media Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2022**
> **Form 8-K filed May 4, 2022**

Dear Mr. Lopez-Balboa:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Denning